SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 11-K
(Mark One)

☑	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2008
OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from                      to
Commission file number 000-13585
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Integra Bank Corporation
Employees’ 401(k) Plan
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Integra Bank Corporation
21 Southeast Third Street, Evansville, Indiana 47705

Required Information

Item 4.	The Plan is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”) and the Plan’s financial statements and schedule have been prepared in accordance with the financial reporting requirements of ERISA. Such financial statements and schedule are included in this Report in lieu of the information required by Items 1-3 of Form 11-K.

A. Financial Statements and Schedules:

Report of Independent Registered Public Accounting Firm (for December 31, 2008 and 2007 Plan Years)	1

Statements of Net Assets Available for Benefits as of December 31, 2008 and 2007	2

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2008 and 2007	3

Notes to Financial Statements	4

Schedule H: Form 5500, Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	12

Other supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

B. Exhibit

Exhibit 23.1

Report of Independent Registered Public Accounting Firm
Administrative Committee
Integra Bank Corporation Employees’ 401(k) Plan
Evansville, Indiana
We have audited the accompanying statements of net assets available for benefits of the Integra Bank Corporation Employees’ 401(k) Plan (the Plan) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Integra Bank Corporation Employees’ 401(k) Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2008, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KraftCPAs PLLC
Nashville, Tennessee
June 29, 2009
Federal Employer Identification Number: 62-0713250

Integra Bank Corporation Employees’ 401(k) Plan
Statements of Net Assets Available for Benefits
December 31, 2008 and 2007

	2008	2007
Assets

Investments, At Fair Value	$21,694,017	$28,590,403

Receivables
Employer’s contributions	9,588	16,772
Accrued interest and dividends	2,242	28,744

	11,830	45,516

Cash	656	120,327

Total assets	21,706,503	28,756,246

Liabilities

Accounts payable	15,878	18,504

Net Assets Available for Benefits	$21,690,625	$28,737,742

See Notes to Financial Statements

Integra Bank Corporation Employees’ 401(k) Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2008 and 2007

	2008	2007

Investment Income
Net depreciation in fair value of investments	$(9,152,683)	$(846,659)
Interest and dividends	832,505	773,377

Net investment loss	(8,320,178)	(73,282)

Contributions
Employer	1,243,448	1,140,735
Participants	2,191,719	1,949,808
Rollovers	140,054	498,999

Total contributions	3,575,221	3,589,542

Total (subtractions) additions	(4,744,957)	3,516,260

Deductions
Benefits paid directly to participants	2,211,419	2,180,864
Administrative expenses	90,741	138,996

Total deductions	2,302,160	2,319,860

Net (Decrease) Increase	(7,047,117)	1,196,400

Plan Merger	—	2,282,645

Net Assets Available for Benefits, Beginning of Year	28,737,742	25,258,697

Net Assets Available for Benefits, End of Year	$21,690,625	$28,737,742

See Notes to Financial Statements

Integra Bank Corporation Employees’ 401(k) Plan
Notes to Financial Statements
December 31, 2008 and 2007
Note 1: Description of the Plan
The following description of the Integra Bank Corporation Employees’ 401(k) Plan (Plan) provides only general information. Participants should refer to the Plan document and Summary Plan Description for a more complete description of the Plan’s provisions, which are available from the Plan administrator, Integra Bank Corporation (Company, or Employer).
General
The Plan is a defined contribution plan covering substantially all employees of the Company and its subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan’s trustee is Integra Bank, N.A.
Contributions
Participants may contribute up to 100% of their annual compensation. Contributions are subject to certain limitations. Each eligible participant receives a Company matching contribution equal to 100% of the participant’s contribution up to 3% of compensation, and 50% of the participant’s contribution on the next 2% of compensation. In addition, the Company may make a profit-sharing contribution that is allocated to the individual accounts based on the percentage of the employee’s compensation to total compensation of all eligible employees. Effective April 3, 2009, the Plan was amended to discontinue Employer Safe Harbor Matching contributions. Rollover contributions may be made by employees who previously participated in a tax-qualified retirement plan maintained by another employer provided that it satisfies all applicable requirements of the Internal Revenue Code and any other requirements that the Plan administrator may establish.
Participant Investment Account Options
Investment account options include various mutual funds and Company stock. Each participant has the option of directing his or her contributions into any of the investment account options and may change the allocation daily.
Participant Accounts
Each participant’s account is credited with the participant’s contribution and an allocated share of the Company’s contributions, forfeitures of terminated participants’ nonvested profit-sharing accounts and Plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefits to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting
Participants are immediately vested in their voluntary, rollover and Employer safe harbor matching contributions plus earnings thereon. A participant is fully vested in his or her profit-sharing account plus earnings therein after one year of continuous service. Alternatively, a participant may become fully vested in his profit-sharing account upon the attainment of age 65, disability, death or termination of the Plan. The nonvested balance is forfeited upon termination of service. Forfeitures relating to the profit-sharing accounts are allocated among active participants based upon compensation.

Integra Bank Corporation Employees’ 401(k) Plan
Notes to Financial Statements
December 31, 2008 and 2007
Payment of Benefits
Upon termination of service, an employee may elect to receive a lump-sum distribution equal to the value of his or her account. At December 31, 2008 and 2007, Plan assets included $29,942 and $151,359, respectively, allocated to accounts of terminated or retired participants who have elected to withdraw from the Plan but have not yet been paid.
Plan Termination
Although it has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.
Plan Merger
On April 9, 2007, the Company acquired Prairie Financial Corporation. In conjunction with the acquisition, Integra Bank Corporation became the Plan Sponsor of the Prairie Financial Corporation Retirement Plan (Prairie Plan). Effective August 1, 2007, the Prairie Plan was merged into the Plan and net assets of $2,282,645 were transferred from the Prairie Plan into the Plan. The net assets included $22,375 in participants’ loans and $2,260,270 in mutual funds.
Participants’ Loans
The Plan does not contain a loan provision. After the acquisition of the Prairie Plan, the Company amended its Plan to allow active Prairie Plan employees with outstanding loan balances to continue repayment via payroll deduction.
Unallocated Accounts
Funds may also be held temporarily in a cash account pending allocation into participant accounts. This fund does not represent an investment option that can be chosen by the participants. Plan assets not allocated to participants’ accounts amounted to $656 and $120,327 as of December 31, 2008 and 2007, respectively. The Employer and employee contributions were allocated to participants’ accounts in January 2009 and 2008, respectively.

Integra Bank Corporation Employees’ 401(k) Plan
Notes to Financial Statements
December 31, 2008 and 2007
Note 2: Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.
Valuation of Investments and Income Recognition
Investments of the Plan are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 7 for discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.
Plan Tax Status
The Plan obtained its latest determination letter on March 19, 2003, in which the Internal Revenue Service stated that the Plan and related trust, as then designed, were in compliance with the applicable requirements of the Internal Revenue Code and therefore, not subject to tax. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan and related trust are currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.
Payment of Benefits
Benefit payments to participants are recorded upon distribution.

Integra Bank Corporation Employees’ 401(k) Plan
Notes to Financial Statements
December 31, 2008 and 2007
Note 3: Participant-Directed Investments
The Plan’s investments are held by Charles Schwab & Co., Inc. The following table presents investments that represent 5% or more of the Plan’s net assets.

	2008	2007

Harbor Bond Fund	$4,221,259	$3,123,175
Vanguard 500 Index Fund	3,779,230	7,157,731
Blackrock Large Cap Value	1,567,712	**
American Funds Capital World Growth and Income Fund	2,085,761	3,333,612
American Funds Growth Fund of America	1,763,727	2,502,770
Hotchkis & Wiley Large Cap Value Fund	**	2,076,737
Schwab Investor Money Fund	5,147,612	4,742,283
Columbia Acorn Fund	**	1,607,945
Integra Bank Corporation	**	1,568,356

**	Investment did not represent 5% or more of the Plan’s net assets at the respective year end.
During the years ended 2008 and 2007, the Plan’s investments (including gains and losses on investments bought, sold and held during the year) depreciated in value by $9,152,683 and $846,659, respectively, as follows:

	2008	2007

Mutual funds	$(7,752,021)	$(571,645)
Common stock	(1,400,662)	(275,014)

Net depreciation in fair value	$(9,152,683)	$(846,659)

Interest and dividends realized on the Plan’s investments for the years ended 2008 and 2007, were $832,505 and $773,377, respectively.

Integra Bank Corporation Employees’ 401(k) Plan
Notes to Financial Statements
December 31, 2008 and 2007
Note 4: Party-in-Interest and Related-party Transactions
The Integra Bank Trust Department acts as trustee of the Plan. Trustee fees of $16,590 were recorded by the Plan for the year ended December 31, 2007. There were no fees recorded for the year ended December 31, 2008.
Included in Plan assets at December 31, 2008 and 2007, were shares of Integra Bank Corporation common stock totaling $255,882 and $1,568,356, respectively.
The Plan incurs expenses related to general administration and recordkeeping. The Plan Sponsor may pay these expenses and certain accounting and auditing fees relating to the Plan. General administration and recordkeeping fees of $90,741 and $122,406 were recorded by the Plan for the years ended December 31, 2008 and 2007, respectively. At December 31, 2008 and 2007, the Plan had accounts payable (other than trustee fees) of $15,878 and $18,504, respectively.
The transactions noted above are party-in-interest transactions. Parties-in-interest are defined under United States Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer and certain others. These transactions are exempt under the United States Department of Labor regulations.
Note 5: Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements at December 31 to Form 5500:

	2008	2007

Net assets available for benefits as shown in the financial statements	$21,690,625	$28,737,742
Amounts allocated to withdrawing participants	(29,942)	(151,359)

Net assets available for benefits as shown on Form 5500	$21,660,683	$28,586,383

Integra Bank Corporation Employees’ 401(k) Plan
Notes to Financial Statements
December 31, 2008 and 2007
The following is a reconciliation of benefits paid to participants per the financial statements for the years ended December 31 to Form 5500:

	2008	2007

Benefits paid to participants as shown in the financial statements	$2,211,419	$2,180,864
Add: Amounts allocated to withdrawing participants at end of year	29,942	151,359
Less: Amounts allocated to withdrawing participants at beginning of year	151,359	120,468

Benefits paid to participants as shown on Form 5500	$2,090,002	$2,211,755

Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.
Note 6: Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Because of the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the statements of net assets available for benefits.
Note 7: Fair Value Measurements
Financial Accounting Standards Board Statement No. 157, Fair Value Measurements, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB Statement No. 157 are described below:
Level 1: Quoted prices (unadjusted) of identical assets or liabilities in active markets that an entity has the ability to access as of the measurement date, or observable inputs.
Level 2: Significant other observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, and other inputs that are observable or can be corroborated by observable market data.
Level 3: Significant unobservable inputs that reflect an entity’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Integra Bank Corporation Employees’ 401(k) Plan
Notes to Financial Statements
December 31, 2008 and 2007
In certain cases, the inputs used to measure fair value on a recurring basis may fall into different levels of the fair value hierarchy. When that occurs, we classify the fair value hierarchy on the lowest level of input that is significant to the fair value measurement.
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2008 and 2007.

Mutual funds:	Valued at the net asset value of shares held by the Plan at year end.

Common Stock:	Valued based on a unit price determined after reduction for the percentage of the portfolio held in cash. The level of cash is a predetermined percentage of the portfolio.

Participant loans:	Valued at amortized cost, which approximates fair value.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan Administrator believes the valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:

	Level 1	Level 2	Level 3	Total

Mutual funds	$21,432,493	$—	$—	$21,432,493
Common stock		255,882	—	255,882
Participant loans	—	—	5,642	5,642

Total	$21,432,493	$255,882	$5,642	$21,694,017

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2008.

Participant
loans

Balance, beginning of year	$18,957
Purchases, sales, issuances and settlements (net)	(13,315)

Balance, end of year	$5,642

Supplemental Schedule

Integra Bank Corporation Employees’ 401(k) Plan
Employer Identification Number: 35-1632155
Plan Number: 002
Schedule H, Line 4i-Schedule of Assets (Held at End of Year)
December 31, 2008

		(c)
		Description of investment,
	(b)	including maturity date, rate of		(e)
	Identity of issue, borrower,	interest, collateral, par or	(d)	Current
(a)	lessor or similar party	maturity value	Cost	Value

*	Integra Bank Corporation	Common stock	**	$255,882

		TOTAL COMMON STOCK		255,882

	Harbor Capital Advisors, Inc.	Harbor Bond Fund	**	4,221,259
	Vanguard Trust Company	Vanguard 500 Index Fund	**	3,779,230
	Blackrock	Blackrock Large Cap Value	**	1,567,712
	Janus Capital Corporation	Janus Mid Cap Value Fund	**	834,318
	The American Funds Group	American Funds Capital World Growth and Income Fund	**	2,085,761
	The American Funds Group	American Funds Growth Fund of America	**	1,763,727
	Royce	Royce Value Plus Fund	**	315,583
	DFA Investment Company	DFA U.S. Small Cap Value Fund	**	576,118
	Columbia Wagner Asset Management	Columbia Acorn Fund	**	1,060,507
	Alger	Alger Mid Cap Growth Fund	**	309
*	Charles Schwab Trust Company	Schwab Investor Money Fund	**	5,147,612
*	Charles Schwab Trust Company	Schwab Retirement Advantage Money Fund	**	80,357
*	Participant Loans	Interest rates from 4.25% to 8.25% with various maturities, secured by 50% of the participants’ vested account balances	-0-	5,642

		TOTAL MUTUAL FUNDS		21,438,135

		TOTAL INVESTMENTS		$21,694,017

*	Indicates a party-in-interest to the Plan.

**	Cost not required to be presented for participant-directed investments.

Signatures
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Integra Bank Corporation Employees’ 401 (k) Plan

	By:	Integra Bank Corporation, as Plan Administrator

June 29, 2009	/s/ Cheryl L. Steinbacher
Date	Cheryl L. Steinbacher
SVP Human Resources and Leadership Development Manager

EXHIBIT INDEX

Exhibit
No.	Description

23.1	Consent of KraftCPAs PLLC